Exhibit 99.1

Suite 3400 – 666 Burrard St. Vancouver, BC, V6C 2X8 Tel: (604) 696-3000 Fax: (604) 696-3001

Toronto Stock Exchange: G	New York Stock Exchange: GG
All dollar amounts in United States dollars

GOLDCORP REPORTS RECORD NET EARNINGS IN FOURTH QUARTER

VANCOUVER, BRITISH COLUMBIA, February 21, 2008 – GOLDCORP INC. (TSX: G, NYSE: GG) today reported record net earnings of $256.5 million, or $0.36 per share, for the quarter ended December 31, 2007 and $460.1 million or $0.65 per share, for the year.  Production in 2007 increased 35% to 2,292,600 gold ounces at a total cash cost of $163 per ounce.

Fourth Quarter 2007 Highlights:

•	Revenues increased 42% to $679.8 million.

•	Gold production increased 9% to 638,900 ounces[2].

•	Total cash costs of $195 per gold ounce[2,3], net of by-product copper and silver credits.

•	Operating cash flow of $327.1 million, before changes in working capital[4].

•	Reaffirms 2008 guidance of approximately 2.6 million gold ounces at a total cash cost of $250 per ounce.

2007 Full-Year Highlights

•	Enhanced position as top gold producer in Canada by acquiring 100% ownership of Musselwhite and Porcupine mines in Ontario.

•	Approved Peñasquito expansion to 130,000 tonnes per day.

•	Increased gold reserves 9% and silver reserves 37%.

•	Completed portfolio simplification initiative by disposing of non-core assets: Peak, Amapari and 50% stake in La Coipa.

•	Sold entire investment in Silver Wheaton to syndicate of underwriters for cash proceeds of approximately $1.6 billion, received February 14, 2008.

•	Paid $126.9 million in dividends.

“Our strong performance in the fourth quarter of 2007 is a clear indication that the initiatives we set out at the beginning of the year have taken hold throughout the organization,” said Kevin McArthur, President and Chief Executive Officer.  “Many of our most important projects and operations experienced their best performance in the quarter.  At Red Lake and Peñasquito in particular, the pace of progress has been accelerating impressively.  Red Lake enters 2008 with a single workforce in the final stages of the major expansion project that will enable the mine to reach eventual production of one million gold ounces per year.

“At Peñasquito, we are reducing development risk with each construction milestone achieved.  The first oxide ore at Peñasquito was placed on the heap leach pad in February, and the project remains at or ahead of schedule in all significant respects.  With a year of transition behind us, we enter 2008 with a unified corporate culture that places a premium on operating safely, profitably and responsibly.  Our mines and projects are well-positioned for a strong year.”

Financial Review

Driven by higher realized gold prices and increased production from Red Lake, revenues in the fourth quarter totalled $679.8 million compared to $477.8 million in the fourth quarter of 2006.  Gold sales for the quarter increased to 638,500 ounces2 at a total cash cost of $195 per ounce, compared with 599,500 ounces2 at a total cash cost of $160 per ounce in 2006.  The increase in total cash costs was due primarily to the impact of the strengthening Canadian dollar, lower copper prices and an increase in the cost of consumables which has been experienced through the industry.

Cash flow from operations before working capital changes increased 106% to $327.1 million, or $0.46 per share, for the quarter from $159.1 million in last year’s fourth quarter.  For the full year, cash flow from operations before working capital changes increased 22% to $864.7 million4 from $707.1 million in 2006.

The Company reported net earnings of $256.5 million or $0.36 per share, compared to $66.0 million or $0.11 per share in the fourth quarter of 2006.  Adjusted net earnings totalled $178.5 million, or $0.25 per share, compared to adjusted net earnings of $113.5 million, or $0.19 per share, in the fourth quarter of 2006.  Fourth quarter 2007 adjusted net earnings exclude the effect of a $24.0 million unrealized gain on copper hedges and $55.5 million of gains on the sale of mining assets.  For the twelve months ended December, 2007, gold sales increased to 2,253,400 ounces2 at a total cash cost of $163 per ounce, compared with 1,708,000 ounces2 at a total cash cost of $33 per ounce in 2006.  Adjusted net earnings amounted to $440.4 million1 for the year or $0.62 per share, compared to adjusted net earnings of $434.2 million or $1.00 per share for 2006. Gold production in the twelve month period increased 35% to 2,292,600 ounces2 in 2007 compared with 1,693,300 ounces2 in the 2006 period.

Operations Review

Canada

Late in the fourth quarter, Goldcorp completed the asset swap transaction that resulted in 100% ownership of the Porcupine gold mine in northeastern Ontario and the Musselwhite gold mine in northwestern Ontario in exchange for the La Coipa silver-gold mine in Chile.  A 2007 capital improvement program to replace aging equipment at Musselwhite contributed to enhanced efficiencies in the fourth quarter.  Gold production at Musselwhite totalled 41,200 ounces in the quarter, reflecting 68% ownership until December 21, 2007, after which production reflected 100% ownership.

At Porcupine, reduced production at the Pamour open pit offset strong production from the Hoyle Pond and Dome underground operations.  Gold production at Porcupine was 43,400 ounces, reflecting 51% ownership until December 21, 2007, after which production reflected 100% ownership.

Fueled by initial productivity benefits from the 2007 expansion program, Red Lake mine production ended the year on a high, with 184,300 gold ounces in the fourth quarter.  Construction and testing of the new mill was completed, which will result in higher energy efficiency and recovery rates in 2008. Completion of the ventilation expansion at mid-year will represent the final stage of mine expansion, enabling expected production growth to 740,000 gold ounces in 2008.

Mexico

The Los Filos operation reached commercial production on January 1, 2008.  For 2007, Los Filos produced approximately 44,000 ounces of gold, selling over 39,000 ounces which was credited toward construction costs.  Ore is being stacked on the heap leach pad at a rate of 47,000 tonnes per day. Heap chemistry, percolation rates and recovery trends remain favourably on track.

At Peñasquito, the first oxide ore was placed on the leach pad on February 6th, 2008. Mine construction remains on schedule, with progress at 37% of completion as of year-end.  Leach pad liner and overliner material placement on the second of five planned cells was underway in the first quarter.  A 6,000 cubic meter continuous concrete pour for the mill foundation was completed successfully in November, one of the largest concrete pours in the history of Mexico.  Construction of foundations for the primary crusher building, reclaim tunnels and Merrill-Crowe plant continued into 2008.

Following the mid-year 48% increase in proven and probable reserves, the Goldcorp board approved a plan in the fourth quarter to increase mill throughput by 30% to 130,000 tonnes per day.  The expanded operation at Peñasquito is expected to produce an average of 1.7 million gold equivalent ounces per year.

For a full explanation of the 2007 fourth quarter and year end results, please refer to the Financial and Operational Highlights on the Company's website, www.goldcorp.com.

A conference call will be held Thursday, February 21, 2008 at 10:00 a.m. (PT) to discuss these results. Participants may join the call by dialing toll free 1-866-226-1799 or 416-641-6129 for calls from outside Canada and the US.  A recorded playback of the call can be accessed after the event until March 21st, 2008 by dialing 1-800-408-3053 or 416-695-5800 for calls outside Canada and the US. Passcode: 3247578. A live and archived audio webcast will also be available at www.goldcorp.com.

Goldcorp is the lowest-cost and fastest growing multi-million ounce gold producer with operations throughout the Americas.  Its gold production remains 100% unhedged.

(1)
Adjusted net earnings for the fourth quarter are reported net earnings less the unrealized non-hedge derivative after tax gain of $24.0 million, net realized gain on sale of mining assets after tax of $55.5 million, net realized gain on securities after tax of $3.4 million, a dilution gain of $1.2 million and adding back foreign exchange loss on revaluation of future income tax liabilities of $6.1 million.  Adjusted net earnings for the year are reported net earnings less the net realized gain on sale of mining assets after tax of $62.0 million, net gain on securities after tax of $4.7 million, a dilution gain of $10.0 million and adding back foreign exchange loss on revaluation of future income tax liabilities of $54.6 million and unrealized non-hedge derivative after tax loss of $2.4 million,.  Adjusted net earnings is a non-GAAP measure,  the Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

(2)	Non-GAAP performance measure – includes the results of La Coipa, which for accounting purposes have been reclassified as discontinued operations.

(3)
The Company has included a non-GAAP performance measure, total cash cost per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure. The Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

(4)
Operating cash flow before working capital adjustments is a non-GAAP measure which the Company believes provides a better indicator of the Company's ability to generate cash flow from its mining operations. Cash provided by operating activities reported in accordance with GAAP was $229.6 million in the fourth quarter of 2007 and $650.7 million for the year.

Cautionary Note Regarding Forward-Looking Statements

Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to those with respect to the price of gold, silver, copper, zinc and lead, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Goldcorp to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the integration of acquisitions, risks related to international operations, risks related to joint venture operations, the actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, future prices of gold, silver and copper, zinc and lead as well as those factors discussed in the section entitled “General Development of the Business – Risks of the Business” in Goldcorp’s Form 40-F on file with the Securities and Exchange Commission in Washington, D.C. and Goldcorp’s Annual Information Form on file with the securities regulatory authorities in Canada. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

For further information, please contact:

Jeff Wilhoit	e-mail: info@goldcorp.com
Vice President, Investor Relations	website: www.goldcorp.com
Goldcorp Inc.
Telephone: (604) 696-3074
Fax: (604) 696-3001

Consolidated Statements of Earnings
(US dollars in millions, except for share and per share amounts – Unaudited)
	Three Months Ended December 31		Twelve Months Ended December 31
	2007	2006	2007	2006
Revenues	$679.8	$477.8	$2,206.8	$1,649.4
Operating expenses	286.0	201.3	953.8	613.1
Depreciation and depletion	143.2	119.7	465.1	304.3
Earnings from mine operations	250.6	156.8	787.9	732.0
Corporate administration (1)	41.5	34.6	132.9	83.0
Exploration	13.5	8.4	42.7	27.6
Write-down of mining interests	-	174.7	-	174.7
Earnings from operations	195.6	(60.9)	612.3	446.7
Other income (expense)
Interest and other income	9.1	3.3	20.5	17.9
Interest expense and finance fees	(9.8)	(17.8)	(44.7)	(44.8)
Share of income of equity investee	0.1	-	0.1	-
(Loss) gain on foreign exchange	3.1	16.8	(49.4)	5.3
Non-hedge derivative gain (loss)	29.2	28.3	(23.5)	(4.1)
Gain (loss) on securities, net	4.0	(0.2)	5.5	(5.0)
Gain on sale of mining interests	10.8	-	51.0	-
Gain on sale of shares in subsidiary	-	109.8	-	109.8
Dilution gains	1.2	2.4	10.0	63.8
	47.7	142.6	(30.5)	142.9
Earnings from continuing operations before taxes and non-controlling interests	243.3	81.7	581.1	589.6
Income and mining taxes	(34.1)	(16.1)	(160.3)	(153.2)
Non-controlling interests	(12.6)	(10.2)	(46.1)	(35.8)
Net earnings from continuing operations	196.6	55.4	375.4	400.6
Net earnings from discontinued operations	59.9	10.6	84.7	7.7
Net earnings	$256.5	$66.0	$460.1	$408.3

(1) Stock option expense (a non-cash item) is included in Corporate administration	$8.2	$6.8	$41.2	$22.7

Earnings per share from continuing operations
Basic	$0.28	$0.09	$0.53	$0.92
Diluted	0.28	0.09	0.53	0.91
Earnings per share
Basic	$0.36	$0.11	$0.65	$0.94
Diluted	0.36	0.11	0.65	0.93
Weighted-average number of shares outstanding (in thousands)
Basic	707,166	597,706	704,868	435,189
Diluted	711,812	603,428	708,720	441,264

Consolidated Balance Sheets
(US dollars in millions – Unaudited)
	December 31 2007	December 31 2006
Assets
Current
Cash and cash equivalents	$510.8	$526.3
Restricted cash	-	65.0
Marketable securities	25.8	14.9
Accounts receivable	154.5	65.0
Income and mining taxes receivable	43.3	-
Future income and mining taxes	10.7	18.0
Inventories and stockpiled ore	191.4	137.7
Other	15.3	13.7
Current assets of discontinued operations	-	42.8
	951.8	883.4
Mining interests	16,452.8	15,022.3
Goodwill	815.6	1,340.2
Silver interests	385.3	346.5
Stockpiled ore	76.2	75.7
Investments	228.0	134.0
Other	88.3	56.3
Non-current assets of discontinued operations	-	107.5
	$18,998.0	$17,965.9
Liabilities
Current
Accounts payable, accrued liabilities and other	$277.3	$212.3
Income and mining taxes payable	-	100.1
Current portion of long-term debt	28.6	135.0
Current derivative instrument liability	15.5	-
Current liabilities of discontinued operations	-	18.2
	321.4	465.6
Derivative instrument liability	-	6.1
Future income and mining taxes	3,904.1	3,576.5
Long-term debt	1,036.3	790.0
Reclamation and closure cost obligations	261.3	214.0
Income and mining taxes payable	33.5	19.6
Other	13.2	13.1
Non-current liabilities of discontinued operations	-	51.5
	5,569.8	5,136.4
Non-controlling interests	449.6	354.5
Shareholders’ Equity
Common shares, share purchase warrants, and stock options	11,930.4	11,825.8
Retained earnings	890.1	547.3
Accumulated other comprehensive income	158.1	101.9
	1,048.2	649.2
	12,978.6	12,475.0
	$18,998.0	$17,965.9

Consolidated Statements of Cash Flows
(US dollars in millions – Unaudited)
	Three Months Ended December 31		Twelve Months Ended December 31
	2007	2006	2007	2006
Operating Activities
Net earnings from continuing operations	$196.6	$55.4	$375.4	$400.6
Reclamation expenditures	(4.8)	(0.6)	(12.0)	(6.4)
Items not affecting cash
Depreciation and depletion	143.2	119.7	465.1	304.3
Non-hedge derivative (gain) loss	(35.3)	(28.3)	3.6	4.1
(Gain) loss on securities, net	(4.0)	0.2	(5.5)	5.0
Share on income of equity investee	(0.1)	-	(0.1)	-
Stock option expense	8.2	6.8	41.2	22.7
Future income and mining taxes	21.7	(58.4)	(43.3)	(62.7)
Non-controlling interests	12.6	10.2	46.1	35.8
Dilution gains	(1.2)	(2.4)	(10.0)	(63.8)
Write-down of mining interests	-	174.7	-	174.7
Gain on sale of shares in subsidiary	-	(109.8)	-	(109.8)
Gain on sale of mining interests	(10.8)	-	(51.0)	-
Unrealized foreign exchange loss (gain) and other	1.0	(8.4)	55.2	2.6
Change in non-cash working capital	(97.5)	71.5	(214.0)	56.6
Cash provided by operating activities of continuing operations	229.6	230.6	650.7	763.7
Cash provided by (used in) operating activities of discontinued operations	28.0	2.7	73.2	(2.7)
Investing Activities
Acquisitions, net of cash acquired	(204.9)	58.1	(204.9)	(1,549.2)
Mining interests	(250.8)	(185.8)	(871.4)	(472.2)
Silver interests	-	(0.1)	(57.7)	(285.4)
Proceeds from sale of investments	21.4	0.1	42.5	7.8
Proceeds from disposition of mining interests/sale of shares in subsidiary	-	189.0	216.9	189.0
Purchase of securities	(24.5)	(36.3)	(49.8)	(98.9)
Decrease (increase) in restricted cash	-	(65.0)	65.0	(65.0)
Other	(4.8)	4.1	1.8	(0.7)
Cash used in investing activities of continuing operations	(463.6)	(35.9)	(857.6)	(2,274.6)
Cash used in investing activities of discontinued operations	(2.4)	0.7	(5.2)	(0.9)
Financing Activities
Long-term debt borrowings	190.0	40.0	1,406.0	1,465.0
Long-term debt repayments	(100.1)	(45.0)	(1,266.1)	(620.0)
Common shares issued, net	49.4	13.6	70.0	527.5
Dividends paid to common shareholders	(31.9)	(27.5)	(126.9)	(79.1)
Shares issued by subsidiaries to non-controlling interests	11.8	10.9	39.4	185.0
Other	-	3.0	-	-
Cash provided by (used in) financing activities	119.2	(5.0)	122.4	1,478.4
Effect of exchange rate changes on cash and cash equivalents	0.4	(1.4)	1.0	0.2
(Decrease) increase in cash and cash equivalents	(88.8)	191.7	(15.5)	(35.9)
Cash and cash equivalents, beginning of period	599.6	334.6	526.3	562.2
Cash and cash equivalents, end of period	$510.8	$526.3	$510.8	$526.3